April 15, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novogen Limited Form 20-F for the fiscal year ended June 30, 2009 Filed December 15, 2009 File No. 000-29962
Ladies and Gentlemen:
     The following is the response of Novogen Limited (the “Company”) to the comments set forth in the letter, dated April 8, 2010, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009 (File No. 000-29962).
     Set forth below is the Staff’s comment in italics followed by the Company’s response.
Income Statements, page 81
1. Please disclose the nature of the costs that are included in cost of sales and whether and, if so, to what extent cost of sales includes costs for each item of revenue (i.e. sale of goods, bank interest, licence fees, royalties, dividends and other). Further please disclose in “Operating and financial Review and Prospects” the reason that the percentage decrease in cost of sales is much higher than the percentage decrease in revenues for 2007 compared to 2008 and for 2008 compared to 2009.
Response: Cost of Sales represented in the Income Statements on page 81 includes only costs associated with the sale of goods. The percentage decrease in cost of sales is higher than the percentage decrease in revenue, for 2007 compared to 2008 and for 2008 compared to 2009. This is primarily due to improved gross margins on the Company’s consumer products achieved through sourcing key active ingredients from a lower cost third party manufacturer, following the decision to close the Company’s production facility at Wyong NSW in 2007. Sales of product manufactured from lower cost active ingredient commenced during fiscal year 2008 having a favourable impact on cost of sales for part of that year. Cost of sales as a percentage of sales in fiscal year 2009 continued to decline due to the annualized impact of lower cost active ingredient.
The Company respectfully requests that it be permitted to include revised disclosure clarifying the reasons for the decrease in cost of sales as requested by comment 1 in applicable future filings, including its Annual Report on Form 20-F for the fiscal year ended June 30, 2010, rather than amend its Annual Report on Form 20-F for the fiscal year ended June 30, 2009 to include such disclosure.
The Company proposes to change the disclosure in applicable future filings, including in its Annual Report on Form 20-F for the fiscal year ended June 30, 2010, under the heading “Operating Results Fiscal 2009 compared to Fiscal 2008” which appears on page 36 of the Company’s Annual Report on Form 20-F for the fiscal year ended 2008 as follows.
Costs and expenses
“Total expenses before interest and tax decreased by A$4.8 million to A$34.9 million for the year ended June 30, 2009 compared to A$39.7 million for the year ended June 2008. Cost of sales decreased A$1.6 million corresponding with reduced sales from Europe and Canada and improved gross margins on consumer product sales through sourcing active ingredients from a lower cost third party manufacturer,
Novogen Limited ABN 37 063 259 754 140 Wicks Road, North Ryde NSW 2113, Australia Telephone +61 2 9878 0088
Facsimile +61 2 9878 0055 novogen@novogen.com www.novogen.com following the decision to close the Company’s production facility at Wyong NSW in 2007. Sales of product manufactured from lower cost active commenced during fiscal year 2008 having a favourable impact on cost of sales for part of that year. Cost of sales as a percentage of sales in fiscal year 2009 continued to decline due to the annualized impact of lower cost active ingredient. General and Administrative Expenses were favourably impacted by A$3.1 million due primarily to favourable currency movements. These savings were partially offset by an increase in selling and promotional expense of A$0.4 million. This increase was due to expenses associated with a decision to discontinue the weight loss product Aliten following disappointing consumer uptake post launch.”
Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
Statement of Compliance, page 85
2. Item 17(c) of Form 20-F requires that if the financial statements comply with IFRS as issued by the IASB, such compliance must be unreservedly and explicitly stated in the notes to the financial statements. If this requirement has been met, please revise your disclosure to explicitly state that the financial statements do comply with IFRS as issued by the IASB. Please remove the disclosure regarding compliance with AIFRS since stating that there are no significant differences between the primary GAAP used in the preparation of the financial statements and IFRS does not satisfy the requirement in Item 17(c) of Form 20-F.
Response: The following reflects the revised disclosure requested by comment 2. The Company respectfully requests that it be permitted to include the following disclosure in its Annual Report on Form 20-F for the fiscal year ended June 30, 2010 rather than amend its Annual Report on Form 20-F for the fiscal year ended June 30, 2009 to include such disclosure.
Under the heading “Statement of Compliance” on page 85 we will remove the words “The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards” and replace with the words “The consolidated financial statements contained herein comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).”
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely

NOVOGEN LIMITED

By:	/s/ David Seaton
Name:	David Seaton
Title:	Chief Financial Officer